SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADEZA BIOMEDICAL CORPORATION

(Name of Subject Company (Issuer))

CYTYC CORPORATION

AUGUSTA MEDICAL CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	006864 10 2
(Titles of classes of securities)	(CUSIP number of class of securities)

Patrick J. Sullivan

Chairman, President and Chief Executive Officer

Cytyc Corporation

250 Campus Drive, Marlborough, MA 01752

Tel: (508) 263-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Joseph E. Gilligan

Joseph G. Connolly, Jr.

Hogan & Hartson L.L.P.

Columbia Square

555 Thirteenth Street, N.W.

Washington, DC 20004-1109

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$496,745,664	$53,152

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 20,697,736 shares of common stock, par value $0.001 per share, of Adeza, at a purchase price of $24.00 per share. Such number of shares consists of, as of February 9, 2007, (i) 17,549,299 shares of common stock issued and outstanding and (ii) 3,148,437 shares of common stock that may be issued pursuant to all outstanding options and warrants to acquire Adeza shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.000107 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2007, by (i) Cytyc Corporation, a Delaware corporation (“Cytyc”), and (ii) Augusta Medical Corporation, a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Cytyc, relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Adeza Biomedical Corporation, a Delaware corporation (“Adeza”), at a purchase price of $24.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Items 1-11.

Items 1, 4, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:00 midnight, New York City time, on Friday, March 16, 2007. Upon expiration of the Offer, the Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer, and payment for such Shares will be made promptly, in accordance with the terms of the Offer. The Depositary for the Offer has advised Cytyc and the Purchaser that, as of the expiration of the Offer, a total of approximately 15,347,000 Shares were validly tendered to the Purchaser and not withdrawn, representing approximately 87.4% of the Shares outstanding.

“On March 19, 2007, Cytyc issued a press release announcing that the Purchaser had commenced a subsequent offering period for all remaining untendered Shares. The subsequent offering period will expire at 12:00 midnight, New York City time, on Friday, March 30, 2007, unless extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire.

“The same $24.00 per share price offered in the prior offering period will be paid during the subsequent offering period. The Purchaser will immediately accept for payment all Shares validly tendered during this subsequent offering period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure, and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Securities Exchange Act of 1934, as amended, Shares tendered during the subsequent offering period may not be withdrawn. The full text of the press release issued by Cytyc is set forth as Exhibit (a)(1)(K) hereto and is incorporated by reference herein.”

Item 12.	Exhibits.

Item 12 of the Statement is hereby amended and supplemented to include the following:

“(a)(1)(K) Press Release issued by Cytyc on March 19, 2007.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUSTA MEDICAL CORPORATION

By:	/s/ Patrick J. Sullivan
Name:	Patrick J. Sullivan
Title:	President

CYTYC CORPORATION

By:	/s/ Patrick J. Sullivan
Name:	Patrick J. Sullivan
Title:	Chairman, President and Chief Executive Officer

Date: March 19, 2007

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of February 16, 2007.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Press Release issued by Cytyc on February 12, 2007 (incorporated by reference to the Schedule TO-C filed by Cytyc with the SEC on February 12, 2007).

(a)(1)(H)	Transcript of a conference call held by Cytyc on February 12, 2007 (incorporated by reference to the Schedule TO-C filed by Cytyc with the SEC on February 13, 2007).

(a)(1)(I)	Summary Advertisement published on February 16, 2007.*

(a)(1)(J)	Press Release issued by Cytyc on March 14, 2007.*

(a)(1)(K)	Press Release issued by Cytyc on March 19, 2007.

(d)(1)	Agreement and Plan of Merger, dated as of February 11, 2007, among Cytyc, the Purchaser and Adeza (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cytyc with the SEC on February 13, 2007).

(d)(2)	Form of Stockholder Agreement (Tender).*

(d)(3)	Form of Stockholder Agreement (Non-Tender).*

(d)(4)	Confidentiality Agreement, dated as of January 26, 2007, by and between Adeza and Cytyc.*

*	Previously filed